SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH. D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-66487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ambata Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Peachtree Street, Suite 1720
(No. and Street)

Atlanta	**GA**	**30361**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Starowicz **(404) 856-6709**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

15049834

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, **Scott Starowicz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ambata Securities, LLC**, as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

AMBATA SECURITIES, LLC
Financial Statements and Schedules
For Year Ended December 31, 2014
With
Report of Independent Auditor

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ambata Securities, LLC

We have audited the accompanying financial statements of Ambata Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Ambata Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ambata Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Ambata Securities, LLC financial statements. The information is the responsibility of Ambata Securities, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

AMBATA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$ 136,561
Accounts receivable	15,000
Other assets	11,157
Total assets	$ 162,718

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 10,205
Commissions payable	64,185
Due to affiliated company	11,998
Total liabilities	86,388
Member's Equity	76,330
Total liabilities and member's equity	$ 162,718

The accompanying notes are an integral part of these financial statements.

AMBATA SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Investment banking	$ 1,243,422
Total revenues	1,243,422
EXPENSES:	
Employee compensation and benefits	124,170
Commissions	1,131,182
Occupancy	18,993
Communications	29,407
Other operating expenses	152,942
Total expenses	1,456,694
NET (LOSS)	$ (213,273)

The accompanying notes are an integral part of these financial statements.

AMBATA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (213,273)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in accounts receivable	756,923
Increase in other assets	(684)
Decrease in accounts payable and accrued expenses	(646,385)
Decrease in due to affiliates	(152)
NET CASH USED BY OPERATING ACTIVITIES	(103,571)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	190,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	190,000
NET INCREASE IN CASH	86,429
CASH, at beginning of year	50,132
CASH, at end of year	$ 136,561

The accompanying notes are an integral part of these financial statements.

AMBATA SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, December 31, 2013	$ 99,603
Member's contributions	190,000
Net loss	(213,273)
Balance, December 31, 2014	$ 76,330

The accompanying notes are an integral part of these financial statements.

CORPORATE ORGANIZATION AND BUSINESS

The Company was formed March 4, 2004 as Vision Fuel Capital, LLC. In January 2005 its name was changed to Gyre Securities, LLC. In April 2010 its name was changed to Ambata Securities, LLC.

The Company is subject to the regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority and the securities division of the various states.

The Company's primary business is investment banking and investment advisory services.

The Company is wholly owned by Ambata Capital, LLC ("Member").

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

Income Taxes: The Company is organized as a Limited Liability Company. All income, losses, and tax credits flow through and are taxed in the income tax returns of its member.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions as a disregarded entity in the parent's tax return, is no longer subject to U.S. Federal income tax examination by tax authorities for years before 2011.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

AMBATA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2014

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through February 17, 2015, which is the date the financial statements were available to be issued.

Revenue Recognition: Investment banking fees and related commission expense are recorded at closing of the securities offering for which the Company is serving as investment banker.

Advisory fees are recorded as set forth in the engagement letter and upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $63,673 which was $57,914 in excess of its required net capital of $5,759 and its ratio of aggregate indebtedness to net capital was 1.36 to 1.0.

RELATED PARTY TRANSACTIONS

The Company operates from office facilities and utilizes personnel provided by a sister entity pursuant to expense sharing agreements. Under the terms of the expense sharing agreements, the Company pays substantially all of its expenses directly to vendors with the exception of payroll costs, occupancy costs for the office in New York, and sundry expenses that are paid by the related entity and reimbursed by the Company. The leases for the office premises

AMBATA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2014

RELATED PARTY TRANSACTIONS (CONTINUED)

are held by the Company's member and have been informally assumed by the Company. The cost for rent to the member for 2014 was approximately $18,000. The member may be dependent upon the resources of the Company to cover the lease obligations.

During 2014, approximately $1,000,000 of expenses allocable to the Company under the agreements were paid to related parties. In addition, approximately $286,000 was paid to a related party for commissions and $45,000 of revenues were earned from related parties.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NET LOSS

The Company had a significant loss in 2014 and a more significant loss in 2013. In 2014 and years prior to 2014, the Company was dependent upon capital contributions from its Member for working capital and net capital. Management believes that contracts in place at the end of December 2014 should enable the Company to improve its financial position during 2015. In addition, a representative of the Member has represented that the Member has the means and will to make capital contributions, if needed, to insure survival of the Company through at least January 1, 2016. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

CONCENTRATION

86% of the investment banking revenue for 2014 was earned from three customers.

AMBATA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2014

COMPUTATION OF NET CAPITAL:	
Total member's equity	$ 76,330
Less nonallowable assets	
Accounts receivable, net of appropriate commissions Payable	(1,500)
Other assets	(11,157)
Net capital	$ 63,673
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness liabilities	$ 86,388
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,759
EXCESS NET CAPITAL	$ 57,914
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.36 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

AMBATA SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2014

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' funds or securities.

AMBATA SECURITIES, LLC

AMBATA SECURITIES, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Ambata Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Ambata Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Scott Starowicz
January 23, 2015

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Memeber of
Ambata Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Ambata Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ambata Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Ambata Securities, LLC stated that Ambata Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ambata Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ambata Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

AMBATA SECURITIES, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of Ambata Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Ambata Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ambata Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ambata Securities, LLC's management is responsible for Ambata Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC